March 4, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention: Mellissa Campbell Duru, Esq.
Re: Tier Technologies, Inc.
Definitive Additional Materials filed February 17, 2009 on Schedule 14A
File No. 1-33475
Ladies and Gentlemen:
     On behalf of Tier Technologies, Inc. (“Tier Technologies” or the “Company”), I am writing in response to the comment contained in a letter dated February 24, 2009 (the “Letter”) from Mellissa Campbell Duru, Esq., of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, Keith S. Omsberg, Vice President, General Counsel, and Secretary of Tier Technologies. The Staff’s comment appears in italics, with the response in straight text.
Exhibit 99
Appendix — Comparable Performance
1.	We note the data presented regarding Tier’s comparable stock performance since the restructuring. We refer you to data presented in the definitive additional soliciting materials filed by the insurgents on February 18, 2009 which sets forth data regarding Tier’s comparable stock performance since its initial public offering. While the data shows that Tier outperformed the market, the insurgents’ data shows that Tier’s stock has under performed as compared to comparable companies since its IPO. Please provide support for your findings given this discrepancy. Advise us of the members of the peer group used in the comparison and any other significant variables that factored into the comparative analyses. Where the basis of support for your data are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information upon with Tier relied, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Securities and Exchange Commission
March 4, 2009

     Response:
     Tier respectfully submits that the data in the appendix to the Company’s slide presentation provide adequate information from which Tier’s stockholders can assess the Company’s relative stock performance over relevant periods of time. By contrast, Tier believes that aspects of Discovery Group’s slide presentation are materially misleading to the Company’s stockholders. Tier believes that the relevant slides prompt two questions:
•	What is the correct period over which to compare Tier’s stock performance?

•	To what companies should Tier be compared?
     Appropriate Time Period:
     On slide 11 of the slide presentation that is Exhibit 99.1 to the Definitive Additional Materials filed February 18, 2009 by Discovery Equity Partners L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, “Discovery Group”), Discovery Group presents a comparison of Tier’s stock price to an “index of comparable companies” since Tier’s initial public offering in December 1997. Tier believes that this slide is deficient and materially misleading because it manipulates available data in critical respects. Tier notes, in particular, that instead of presenting Tier’s stock price over the 6 1/2 years in which Tier has been engaged in any way in what is now its sole line of business, Discovery Group has chosen to begin its presentation eleven years ago, when Tier’s business was not reasonably comparable to the businesses of the companies in Discovery Group’s set of allegedly comparable companies.
     Here are the facts:
•	Tier is currently engaged entirely in the electronic payments processing business, or EPP. This fact is publicly disclosed in, among other places, Tier’s Form 10-K for its fiscal year ended September 30, 2008, and its Form 10-Q for the quarter ended December 31, 2008. Tier did not even enter the electronic payments processing business until July 2002, when it acquired Official Payments Corporation (“OPC”).

•	When Tier went public in December 1997, it provided information technology consulting, application development, and software engineering services.

•	Tier did not enter the EPP business until its acquisition of OPC in July 2002. Tier’s EPP business accelerated in June 2004, when the Company acquired EPOS, an EPP company, but EPP did not account for more than 50% of Tier’s revenues until Tier’s fiscal year ended September 30, 2007.

Securities and Exchange Commission
March 4, 2009

     Tier respectfully submits that the longest comparison period that the Commission has endorsed for use in disclosure documents is a comparison over five years, as contemplated by Item 201(e) of Regulation S-K.1
     On slides 26 through 28 of Tier’s slide presentation included as Exhibit 99 to the Definitive Additional Materials filed by the Company on February 17, 2009, Tier has compared the performance of its stock price over several periods:
•	On slide 26, Tier compared the performance of its stock price since the announcement of its restructuring to the performance of the Russell 2000, the S&P 500, the Other Financial Transaction Services Index, and the Core Bank Processors Index.

•	On slide 27, Tier compared the performance of its stock price over a one-, three-, and five-year period to three companies that Tier believes are most nearly comparable to Tier today, as well as to the index used by RiskMetrics Group, Inc. in its January 3, 2008 report on Tier.

•	On slide 28, Tier compared the performance of its stock price over a one-, three-, and five-year period to the performance of the Russell 2000, the S&P 500, the Other Financial Transaction Services Index, and the Core Bank Processors Index over that period.
     Tier observes that the Company has presented data covering a variety of periods, including some periods during which its stock price has performed better, and some periods during which its stock price has performed worse, than the performance of the comparable indices. Tier recognizes that Item 201(e) of Regulation S-K contemplates the presentation of performance data over a five-year period, and notwithstanding the fact that EPP revenues did not account for more that 50% of Tier’s revenues until the Company’s fiscal year ended September 30, 2007, Tier has included five-year comparisons. While Tier believes that some comparisons are more relevant than others, Tier believes that it has presented sufficient data so that stockholders can draw their own conclusions.
     Comparison Groups:
     Tier has compared its performance to the Russell 2000 index, which measures the performance of the small-cap segment of the U.S. equity markets, and the S&P 500 index, an index of 500 large-cap common stocks actively traded in the United States. The Company included these indices because Item 201(e) generally requires companies, when presenting a graph of their stock performance, to include information about the performance of a broad equity market index.

[1]	Tier respectfully submits that a five-year maximum period is particularly appropriate in Tier’s case, where its business has changed significantly since its IPO.

Securities and Exchange Commission
March 4, 2009

     Tier compared the performance of its stock price to the Other Financial Transaction Services Index and the Core Bank Processors Index. The companies that comprise these indices are identified in the notes to slides 26 and 28.2 These indices were prepared by an investment banking firm, which has advised Tier (1) that it created these categories based on its judgment and understanding of the market, and (2) that many other investment banks who report on the industry would generally recognize these categories and the companies in them. Tier also compared its performance to the companies inside Global Industry Classification Standard (“GICS”) code 45102010, an index used by RiskMetrics Group in assessing the Company’s performance. The Company included these three indices because Item 201(e) generally requires companies, when presenting a graph of their stock performance, to include information about the performance of comparable companies.
     Tier notes that the companies that comprise the Other Financial Transaction Services Index and the Core Bank Processors Index are identical to the companies that comprise Discovery Group’s index, with the following exceptions.
•	Discovery Group’s index includes H&R Block, Inc., Heartland Payment Systems, Inc., and Global Cash Access Holdings, Inc., which are excluded from the Other Financial Transaction Services Index and the Core Bank Processors Index.

•	The Other Financial Transaction Services Index and the Core Bank Processors Index include four companies that are excluded from Discovery Group’s comparison group: S1 Corporation, Western Union, ACI Worldwide, and Bottomline Technologies.
     The investment banking firm that prepared the Other Financial Transaction Services Index and the Core Bank Processors Index has advised Tier that it has not compared these indices to the index used by Discovery Group, and the Company has no basis for concluding that the inclusion or exclusion of the companies discussed above has affected the results of the comparison.
     Instead, Tier believes, the principal reason for the discrepancy between Tier’s conclusion about is stock performance and Discovery Group’s conclusion about Tier’s stock performance is that Discovery Group has evaluated Tier’s stock performance over an inappropriate period: inappropriate because it is both longer than any period endorsed by the Commission for use in disclosure documents and because Tier’s business developed significantly over the period.
* * *

[2]	The Core Bank Processors Index includes Fiserv, Inc., Metavante Technologies, Inc., Jack Henry & Associates, Inc., and S1 Corporation. The Other Financial Transaction Services Index includes The Western Union Company, Intuit Inc., Alliance Data Systems Corporation, Total System Services, Inc., Global Payments Inc., CyberSource Corporation, Euronet Worldwide, Inc., ACI Worldwide, Inc., and Bottomline Technologies (de), Inc.

Securities and Exchange Commission
March 4, 2009

     If you require additional information, please contact either the undersigned by telephone at (571) 382-1029 and facsimile at (571) 382-1004 or Michael Levitin of WilmerHale by telephone at (202) 663-6163.
Sincerely,
/s/ Keith S. Omsberg
Keith S. Omsberg
Vice President, General Counsel, and Secretary
cc:  Michael J. Levitin
(Wilmer Cutler Pickering Hale and Dorr LLP)